UPDATE ON RESTRUCTURE PLAN: DMR APPROVES MINERAL RIGHTS TRANSFER

Johannesburg, 7 October 2013: Atlatsa Resources Corporation (Atlatsa) (TSXV: ATL; NYSE MKT: ATL; JSE: ATL) is pleased to announce that the South African Department of Mineral Resources has granted its consent in terms of Section 11 of the South African Mineral and Petroleum Resources Development Act for the sale and transfer of mineral rights relating to the Boikgantsho Platinum project from Atlatsa to Anglo American Platinum Limited (Anglo Platinum).

The Boikgantsho Platinum project is situated on the Northern Limb of the Bushveld Igneous Complex in South Africa and lies adjacent to Anglo Platinum’s Mogalakwena Mine operations.

This consent fulfils an important condition precedent for the implementation of the restructure plan announced between Anglo Platinum and Atlatsa on 27 March 2013, which the parties expect to finalise during October 2013.

Please refer to www.atlatsaresources.co.za for details of the restructure plan.

For further information:
On behalf of Atlatsa Resources	Russell and Associates	Macquarie First South Capital
Joel Kesler, Chief Commercial Officer	Pam Wolstenholme	Annerie Britz
Office: +27 11 779 6800	Office: +27 11 880 3924	Office: +27 11 583 2000
Mobile: +27 82 454 5556	Mobile: +27 82 872 6387

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